OMB APPROVAL
OMB Number:               3235-0145
Expires:                  October 31, 1997
Estimated average burden
hours per form            14.90

	UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D. C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.	1	)*

SHOWBIZ PIZZA TIME, INC.
(Name of Issuer)

COMMON STOCK, $0.10 PAR VALUE
(Title of Class of Securities)

0008253881
(CUSIP Number)

ROBERT C. SCHWENKEL
FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
ONE NEW YORK PLAZA
NEW YORK, NY 10004
212-859-8167

GARY J. COHEN
SIDLEY & AUSTIN
555 WEST FIFTH STREET
SUITE 4000
LOS ANGELES, CA 90013-1010
213-896-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

MAY 4, 1995
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 6 Pages

The Schedule 13D filed with the Securities and
Exchange Commission on April 26, 1995 (the "Schedule 13D") on behalf of New Valley Corporation ("New Valley"), BGLS Inc., Brooke Group Ltd., Bennett S. LeBow, Canyon Partners Incorporated, CPI Securities, L.P., Canpartners Incorporated, Mitchell R. Julis, R. Christian B. Evensen and Joshua S. Friedman in connection with the common stock, par value $0.10 per share ("Common Stock") of Showbiz Pizza Time, Inc., a Kansas corporation (the "Company") is hereby amended as follows (unless otherwise defined, all capitalized terms used herein shall have the meanings set forth in the Schedule 13D).
	Item 4 is hereby amended to add the following:
ITEM 4.	Purpose of Transaction
On April 28, 1995, Richard M. Frank, Chairman and
Chief Executive Officer of the Company sent a letter to Howard M. Lorber, President and Chief Operating Officer of New Valley, stating the following:
"Dear Mr. Lorber:
We have received a copy of your Schedule 13D which you filed recently with the Securities and Exchange Commission relating to the acquisition by New Valley Corporation of shares of common stock of Showbiz Pizza Time, Inc. We also received your telephone inquiry to Mike Magusiak requesting a meeting with ShowBiz Management. While we appreciate your interest, please be advised that the Company intends to continue to pursue its business and financing plans and strategy, and therefore is not interested in disucssions with you at this time."
On the evening of May 4, 1995, Mr. Lorber sent a letter by overnight courier to Mr. Frank replying as follows:
"Dear Mr. Frank:
My associates and I were extremely disappointed to receive your letter dated April 28, 1995 informing us that you were not interested in having discussions with us at this time.
As you know, representatives of the Company had scheduled a meeting with us for Monday, May 1st in Dallas.
As we stated in our Schedule 13D filed with the Securities and Exchange Commission on April 26, 1995, we wish to discuss with the Company's management our views regarding the Company's long term financing arrangements and the possibility of New Valley providing and/or participating in such financing. In particular, we would like to explore with you a number of possibilities which we believe will benefit the Company and increase value for shareholders both in the near and long term. Specifically, we
Page 2 of 6 Pages
believe that New Valley can structure a financing which will enable the Company to implement and complete expeditiously its announced strategy to refurbish its facilities, which strategy we agree is critical to maximizing shareholder value over the long term. In addition, we believe that a financing could be structured to incorporate a stock repurchase by the Company at a premium to the current market price which should result in a stronger stock price in the near term.
As you may know, New Valley is uniquely positioned to assist the Company in meeting its financing requirements, particularly as New Valley has access to a large cash pool and is capable of acting quickly regarding the committment of its capital. Under the circumstances, it is our view that New Valley is in a position to provide financing that we believe would be on terms which are more favorable to the Company than those available from other sources. Most importantly, New Valley is a significant shareholder in the Company and, accordingly, its interests are aligned with those of all of your other shareholders.
We urge that you reconsider your refusal to meet with us and schedule a meeting with us as soon as possible. We believe that it is prudent for the Company to explore all viable financing alternatives and that management should at least meet with us to discuss our views in this regard.
We have been advised by counsel that we are required to disclose this letter promptly by amending our Schedule 13D. Please call me at (305) 579-8000 so that we can arrange a mutually convenient time to meet."
Page 3 of 6 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  May  4, 1995

NEW VALLEY CORPORATION


By:	/s/ Gerald E. Sauter
	Name:  Gerald E. Sauter
	Title:  Chief Financial Officer


NEW VALLEY HOLDINGS, INC.


By:	/s/ Gerald E. Sauter
	Name:  Gerald E. Sauter
	Title:  Chief Financial Officer


BGLS INC.


By:	/s/ Gerald E. Sauter
	Name:  Gerald E. Sauter
	Title:  Chief Financial Officer


BROOKE GROUP LTD.


By:	/s/ Gerald E. Sauter
	Name:  Gerald E. Sauter
	Title:  Chief Financial Officer



Page 4 of 6 Pages

BENNETT S. LEBOW


By:	/s/ Bennett S. Lebow


CANYON PARTNERS INCORPORATED


By:	/s/ R. Christian B. Evensen
	Name:  R. Christian B. Evensen
	Title:  President


C.P.I. SECURITIES, L.P.

By:	Canpartners Incorporated, its General Partner


By:	/s/ R. Christian B. Evensen
	Name:  R. Christian B. Evensen
	Title:  President


CANPARTNERS INCORPORATED


By:	/s/ R. Christian B. Evensen
	Name:  R. Christian B. Evensen
	Title:  President


MITCHELL R. JULIS


/s/ Mitchell R. Julis


R. CHRISTIAN B. EVENSEN


/s/ R Christian B. Evensen

Page 5 of 6 Pages

JOSHUA S. FRIEDMAN


/s/ Joshua S. Friedman


K. ROBERT TURNER


/s/ K. Robert Turner





Page 6 of 6 Pages